DAVIS& GILBERTLLP
1740 Broadway
New York, New York 10019
(212)-468-4800

DIRECT DIAL NUMBER	MAIN FACSIMILE
(212) 468-4944	(212) 468-4888
EMAIL ADDRESS	PERSONAL FACSIMILE
rnorton@dglaw.com	(212) 974-6969

February 9, 2007

VIA EDGAR

Perry Hindin, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Solomon Technologies, Inc. Registration Statement on Form SB-2 File No. 333-138240

Dear Mr. Hindin:

On behalf of Solomon Technologies, Inc. (the “Company”), we hereby submit in electronic format for filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1933 and Rule 101(a)(2)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the Company’s registration statement on Form SB-2. This letter also responds to the staff’s letter of comment dated January 30, 2007 pertaining to Amendment No. 1 to the captioned registration statement on Form SB-2.

We have reproduced below the comments set forth in your letter. Our responses are set forth below the comments.

Management’s Discussion and Analysis of Financial Condition and Results of operations, page 16

Overview, page 16

1.	Please tell us the status of your intent to acquire Deltron, Inc. We note the disclosure on page 17. Please refer to item 310(c) of Regulation S-B in your response and discuss your conclusions.

The acquisition of Deltron, Inc. remains subject to the negotiation and execution of a definitive purchase agreement. A draft purchase agreement has not yet been prepared or reviewed by the parties. Consequently, we do not believe this acquisition is “probable” yet within the meaning of Item 310(c) of Regulation S-B.

Results of Operations, page 19

Comparison of the Years Ended December 31, 2005 and 2004, page 20

2.
Please refer to prior comment 2. We note the revisions made in your discussion on the reasons for the decrease in revenues for the Motive Power Division during the nine months ended September 30, 2006. For the comparative periods ended December 31, 2005 and 2004, please expand your discussion to disclose the underlying reasons for the decline in sales.

We have expanded the discussion of the results of operations for the comparative periods ended December 31, 2005 and 2004 on page 20 to disclose the underlying reasons for the decline in sales.

Solomon Technologies, Inc., Year End Financial Information, page F-2

Balance Sheet, page F-3

3.	Please disclose on your balance sheet, consistent with paragraph 6 of SFAS 129, the aggregate liquidation preference of the Redeemable Series A preferred stock.

Consistent with FASB 129 paragraph 6, we have disclosed the liquidation value of the Redeemable Series A preferred stock as of December 31, 2005 on the balance sheet on page F3.

Note 5. Redeemable Series A Preferred Stock, page F-10

4.
Please refer to prior comment 9. We note from your response and the table presented in this note that the amounts for accretion and dividends were determined using the interest method. Since the Series A preferred stock was classified as debt on the balance sheet, it appears that these amounts were recorded as interest expense. In this regard, expand the discussion on page 21 of MD&A to specifically discuss the composition of and changes in interest expense for the years ended December 31, 2005 and 2004.

We have expanded the discussion on page 21 of MD&A to discuss the specific composition of and changes in interest expense for the years ended December 31, 2005 and 2004.

5.
Please refer to prior comment 13. We note that you accounted for the Series A Preferred Stock as a liability “principally due to the objectives of the instruments holders and their contemplated action given the Company’s poor financial condition and uncertain future” and because “[a]lthough the instrument included a conversion feature, the Company concluded that it was incidental to the transaction because it was unreasonable to believe that the holders would accept common shares at the relatively low conversion rate and, as such, forfeit compensation for the significant risks involved.” As such, it appears that you have relied upon the guidance in paragraph 8 and footnote 15 and disregarded features of the instrument that in your judgment are nonsubstantive. Please revise the disclosure to summarize your judgments and conclusions regarding your classification of the instrument as a mandatorily redeemable financial instrument.

We have revised the disclosure in Note 5 to summarize our judgments and conclusions regarding its classification of the Series A preferred stock as a mandatorily redeemable financial instrument.

6.
Please refer to prior comment 13. Although your response states that you recorded the Series A preferred stock as a mandatorily redeemable financial instrument under paragraph 9 of SFAS 150, we note that you measured the value of the liability by allocating the $2,360,000 proceeds to the Series A Preferred Stock and warrants based on their relative fair values and allocated the transaction costs based on the allocated amounts. Additionally, you disclose on page F-11 that you recognized a beneficial conversion feature of $1,829,792. These measurement methods do not appear to be consistent with paragraph 20 of SFAS 150 which states that you should initially measure mandatorily redeemable financial instruments at fair value. Please also note the guidance in paragraph B62 of SFAS 150 regarding subsequent measurements. Please revise or advise.

Paragraph 20 of SFAS 150 requires that mandatorily redeemable financial instruments should initially be recorded at fair value. Appendix D of SFAS 150 defines fair value as “the amount at which a liability could be incurred or settled in a current transition between willing parties”. As noted in note 5 of our 2005 financial statements (page F-10), in May and December 2004, 2,360,000 shares of Series A preferred stock and warrants to purchase 4,720,000 shares of common stock were sold for cash proceeds of $2,360,000. We concluded that the cash sale of Series A preferred stock and warrants was the best indicator of the fair value of these instruments. We therefore allocated the proceeds to the Series A preferred stock (including the conversion feature) ($1,570,550) and the warrants ($789,450) based on their relative fair values. Such amounts were considered the fair values of the respective instruments on the date of issuance.

We then followed the accounting of EITF 98-5 and EITF 00-27 for the portion of the proceeds allocated to the Series A preferred stock. Based on this accounting guidance, we concluded that the conversion feature was in the money. The beneficial conversion feature for the above transactions was $1,258,550 which was immediately recognized as the Series A preferred stock was convertible on the date of issuance. This accounting follows paragraphs 5, 6, and 9 of EITF 98-5 and paragraph 5 of EITF 00-27.

We based our valuation of the Series A preferred stock and warrants issued for services on these transactions.

We agree that the intrinsic valuation method used to value the embedded conversion features as prescribed by EITF 98-5 and EITF 00-27 is not consistent with the fair value model prescribed by SFAS 150 to value the preferred stock. Although these methods are inconsistent, we concluded at the time that such accounting treatment was required by the accounting standards and appropriate.

7.
Please refer to prior comment 13. As previously requested and based upon any changes made as a result of the comment above, please revise the Critical Accounting Policies and Estimates section of MD&A to disclose the methodology and significant estimates used to value any of these instruments you carry at fair value.

We inadvertently included our financial instrument accounting policy with the Stock-based Compensation policy in our Critical Accounting Policies and Estimates section of MD&A included in Amendment No. 1 to the registration statement on Form SB-2. We have modified our presentation on page 24 to disclose this policy more clearly.

Note 7. Capital Transactions, page F-12

16.
Please refer to prior comment 16. Please tell us and disclose the conversion terms (including the conversion rate) and dividend terms of the Series B convertible preferred stock, consistent with paragraph 4 of SFAS 129.

We have revised Note 7 on page F-13 to disclose that each share of Series B preferred stock was convertible, at the option of the holder, at any time and from time to time, into the number of shares of common stock determined by multiplying the number of shares of Series B preferred stock by the quotient obtained by dividing (x) $1.00 by (y) the current market price of the common stock, and that no dividends were payable on the Series B preferred stock. The holders cannot require cash settlement. We have also disclosed that one of the two holders of the Series B preferred stock was prohibited by the terms of its subscription agreement from converting its shares to the extent that after conversion the holder would own 5% or more of the outstanding common stock.

September 30, 2006 Condensed Financial Statements, page F-16

Note 2. Summary of Significant Accounting Policies, page F-20

Business Acquisition Expenses, page F-23

8.
Please refer to prior comments 29 and 30. We note from your response and the disclosure on page F-23 that you capitalized the acquisition costs because you believe that the transaction is likely to occur. You also respond that you did not believe the acquisition met the “probable” threshold. Please tell us why you believe it is appropriate under U.S. GAAP to record an asset since the acquisition was not at the “probable” threshold. For example, discuss how the asset meets the three essential characteristics of an asset in paragraph 26 of Concept Statement No. 6.

We treated the deferred acquisition cost analogously to the accounting for offering expenses. SAB 103, Topic 5A notes that companies should defer incremental costs directly attributable to a proposed or actual offering and charge them against the gross proceeds of the offering. Topic 5A also notes that costs of a failed offering may not be deferred and charged against proceeds of a subsequent offering. We believe that the deferred acquisition costs are similar to deferred offering costs and applying the accounting provided in Topic 5A is appropriate. We therefore capitalized the incremental acquisition costs with the intention of including them in the cost of the acquired company as allowed by paragraph 24 of SFAS 141. In December 2006, when it became apparent that the transaction would not close, we wrote the costs off.

Note 6. Notes Payable, page F-21

31.
Please refer to prior comment 31. Please classify the amortization as additional interest expense consistent with EITF 96-19, or tell us in detail why you believe it is appropriate to classify the amounts within selling, general and administrative expense.

We have restated our statements of operations for the three and six month periods to include amortization as additional interest expense consistent with EITF 96-19.

Note 7. Stock Issuances and Other Equity Events, page F-26

9.
Please refer to prior comments 44 and 45. Please disclose how you are accounting for and valuing the preferred stock, including the bifurcated embedded conversion feature. Also disclose why the conversion feature is a liability under SFAS 133 and how you will measure this feature at each balance sheet date. Please tell us how you plan to account for and measure the conversion feature as of December 31, 2006 and tell us why with reference to the applicable accounting literature.

As requested, we have disclosed the accounting and valuation of the Series C preferred stock in Note 7 of the September 30, 2006 financial statements. We have also included disclosure regarding the classification of the conversion feature as a liability in accordance with SFAS 133 and how we plan to measure the feature at each balance sheet date.

As of December 31, 2006, the conversion shares continued to be variable and undeterminable. As such, we failed the requirements of paragraph 20 of EITF 00-19. Therefore, the conversion feature will continue to be classified as a liability as of December 31, 2006 in accordance with SFAS 133. We will record the conversion feature at fair value as required by Paragraph 17 of SFAS 133. Any resulting change from the September 30, 2006 fair value will be recognized currently in earnings as required by Paragraph 18.a of SFAS 133.

10.
Please refer to prior comments 44 and 45. We note your conclusion that since you fully expected to redeem the stock prior to the first conversion date of December 15, 2006, the conversion feature had no value as of inception and as of September 30, 2006. Please tell us why you believe it was reasonable to make this assumption given the company’s liquidity at the date of the acquisition and again as of September 30, 2006.

When we issued the Series C preferred stock we did not intend or expect that any of the Series C preferred stock would be converted into common stock. Throughout 2006 we were actively pursuing cash financing to pay for the acquisition of Technipower. We issued the Series C preferred stock as a temporary measure in lieu of cash because at the time the acquisition closed the sought-for cash financing had not yet been secured. The sellers of Technipower did not want to keep the Series C preferred stock outstanding or hold the underlying common stock; their desire was for cash. This is why the terms of the Series C preferred stock contained significant incentives for us to redeem the Series C preferred stock as soon as possible. In particular, we were required to pay an additional $250,000 if we redeemed the Series C preferred stock after October 15, 2006, or an additional 75% of the liquidation value if we redeemed the Series C preferred stock after December 15, 2006. We were in active discussions with potential private sources of funding during the last 4 months of 2006 and in fact were moving towards completion of a $5.5 million placement of debentures and warrants prior to December 15, 2006. However, despite our best efforts the closing of the financing was delayed. We finally closed the sale of $5.35 million of debentures and warrants on January 22, 2007 and immediately used $3,350,017.23 of the proceeds to redeem shares of Series C preferred stock. Because the proceeds were not sufficient to redeem all of the Series C preferred at the post-December 15, 2006 liquidation value, the holders of the Series C preferred stock permitted us to redeem as many shares as could be redeemed with the pre-December 15, 2006 liquidation price and convert the shares that were not redeemed into common stock.

11.
Please refer to prior comments 44 and 45. We note that you concluded that you fail paragraph 20 of EITF 00-19. As a result, it appears that you would also need to account for any other outstanding warrants, non-employee options and convertible instruments, etc. as liabilities under EITF 00-19 since you would not be able to conclude that you have sufficient authorized and unissued shares consistent with paragraph 19 of EITF 00-19. Please revise or advise.

We agree with your comment and have restated our September 30, 2006 financial statements to reflect our outstanding warrants as liabilities at their fair value of $70,560. The $32,760 difference between the fair value of the warrants on August 17, 2006, the date when the Series C preferred stock was issued, and September 30, 2006, was recorded as other expense in the statement of operations for the three and six months ended September 30, 2006. We have included disclosure of this matter in Note 7 of our September 30, 2006 financial statements.

Technipower LLC, Audited Consolidated Financial Statements, page F-31

12.
Please provide the unaudited interim financial statements for Technipower LLC for the latest interim period preceding acquisition and the corresponding period of the preceding year consistent with Item 310(c) and (b) of Regulation S-B.

We have included Technipower LLC’s unaudited interim financial statements for June 30, 2006 and 2005 in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-47

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2005, page F-48

13.	Please revise to clarify that the amount of $222,121 for Technipower represents its income from continuing operations as opposed to its net loss for the period presented.

We have revised the disclosure in the Pro forma Condensed Combined Statement of Operations for the Year Ended December 31, 2005 on page F-48 to clarify that the amount of $222,121 for Technipower represents its income from continuing operations as opposed to its net loss for the period presented.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2006, page F-49

14.
We note that the numerical information for Solomon for the nine months ended September 30, 2006 does not agree to the historical statements of operations of Solomon Technologies, Inc. for the nine months ended September 30, 2006 as shown on page F-17. Please note that the pro forma statements should show your condensed historical financial statements. In addition, we note that you include the results of Technipower for the nine months ended September 30, 2006. Since you acquired Technipower on August 17, 2006 and since your historical results of operations for the nine months ended September 30, 2006 include the results of Technipower from the date of your acquisition, please include appropriate pro forma adjustments so that you do not include the results of operations of Technipower for this period twice. Please revise or advise.

We have revised the Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2006 beginning on page F-64 as requested.

Form 8-K dated January 11, 2007

Item 1.01 Entry Into a Material Definitive Agreement

15.
Please tell us how you plan to account for the Variable Rate Self-Liquidating Senior Secured Convertible Debentures due March 18, 2008, and the associated common stock purchase warrants and registration rights agreement. In your response, please provide us with an analysis showing how you considered the significant terms of these agreements in reaching your conclusions as to the proper accounting method and valuation of the instruments.

We have considered the guidance in EITF 05-4, The Effects of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, to determine the accounting for the registration rights agreement. Consistent with View C of EITF 05-4, we have concluded that the registration rights agreement, the convertible debentures, and warrants are separate freestanding agreements and we have accounted for them separately. Although the agreements were entered into contemporaneously, we have concluded that the agreements are separate legal agreements. The agreements relate to different risks. The risk inherent to the debentures relate to our ability to repay our obligations as and when they come due or to the extent converted into common stock, to the price of our common stock. The risk inherent to the warrants relates to the value of our common stock. The risk inherent to the liquidated damages penalty under the registration rights agreement relates to the risk of our failing to file a registration statement and have it declared effective.

We therefore will account for the registration rights agreement as a derivative in accordance with SFAS 133. We will record the registration rights agreement at fair value on the date of the transaction and adjust to fair value at all subsequent balance sheet dates. Changes in fair value will be recorded as other income or expense. We will estimate the fair value of the registration rights agreement using the discounted value of the expected future cash flows.

The debentures will be accounted for as debt. We will record a debt discount based on the relative fair value of the warrants using the Black Scholes pricing model. Based on the terms of the warrant agreement and in consideration of SFAS 133 and EITF 00-19, the warrants will be classified as equity.

We will consider whether there is a beneficial conversion feature imbedded in the debentures. If so, the BCF will be recorded as equity as it will be meet the exemption under SFAS 133. Such amount will be recorded as an additional debt discount as required by EITF 98-5.

16.
Please tell us how you plan to account for and value the Redemption and Conversion Agreement with the holders of the Series C preferred stock. In your response, please provide us with an analysis showing how you considered the significant terms of these agreements in reaching your conclusions as to the proper accounting method and valuation of the instruments.

Consistent with the original terms and conditions of the Certificate of Designation of Series C and the Determination of Rights and Preferences of Series C Preferred Stock (the Certificate of Designation), the redemption value of Series C preferred stock has been calculated at $1.1375 per share plus dividends at 10%. The following summarizes the redemption value (and estimated carrying value) on January 17, 2007 based on the original terms of the Certificate of Designation:

4,615,385 shares at $1.1375 a share	$5,250,000

Dividends
8/17/06 - 9/30/06	36,164
10/01/06 - 1/17/07	89,589

Total redemption value, January 17, 2007	$5,375,753

The bifurcated conversion feature related to the Series C preferred stock is recorded as a liability, though the value of the feature at January 17, 2007 has not been determined.

On January 17, 2006, we redeemed the Series C preferred stock for cash of $3,349,998 and issued 1,740,360 shares of common stock with a fair value of $4,559,743. The fair value of the cash and common stock issued will be allocated to the Series C preferred stock (equity classification) and the bifurcated conversion feature (liability) based on their relative carrying values. The excess of the amount allocated to the Series C preferred stock will be recorded as a debit to accumulated deficit and will be included in the net loss applicable to common shareholders. The excess (deficiency) of the proceeds allocated to the bifurcated conversion feature will be recorded as a loss (gain) in the statement of operations.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Compiled Interim Review

17.	Please amend to include all of the disclosures required by Item 4.02 (a)(1) and (3) of Form 8-K.

We will shortly file an amendment to the report on Form 8-K filed on January 23, 2007 that will include all of the disclosures required by Item 4.02 (a)(1) and (3) of Form 8-K.

* * * *

Please telephone the undersigned at (212) 468-4944 with any questions or comments you may have regarding Amendment No. 2 to the registration statement on Form SB-2 or this letter, or if there is anything we can do to facilitate your review of these documents.

Very truly yours,

/s/ Ralph W. Norton

Ralph W. Norton

cc:	Peter W. DeVecchis, Jr.